Exhibit 21.01

Cloudera, Inc.
Subsidiaries of the Registrant
The names of the Registrant’s subsidiaries are omitted. Such subsidiaries would not, if considered in the aggregate as a single subsidiary, constitute a significant subsidiary within the meaning Item 601(b)(21)(ii) of Regulation S-K.